SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                         (Rule 13d-101)


            Under the Securities Exchange Act of 1934

                        (Amendment No. 2)


                   PHP HEALTHCARE CORPORATION
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                            693344103
                         (CUSIP Number)

                     Mr. Charles H. Robbins
                    11440 Commerce Park Drive
                     Reston, Virginia  20191
                         (703) 758-3600
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         with a copy to:

                      Lawrence T. Yanowitch
                      Tucker, Flyer & Lewis
                   a professional corporation
                 1615 L Street, N.W., Suite 400
                  Washington, D.C.  20036-5601
                         (202) 452-8600

                        February 24, 1997
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [  ].

                 (Continued on following pages)

                      (Page 1 of 11 Pages)

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CUSIP No.  693344103          13D                    Page 2 of 11

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

     Charles H. Robbins

2.    Check the appropriate box if a member of a group    (a) [ ]
                                                          (b) [x]
3.    SEC USE ONLY

4.    Source of Funds

      N/A

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

     United States

                        7.    Sole Voting Power
NUMBER OF SHARES
BENEFICIALLY                  1,710,076 shares (see Item 5)
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING
PERSON                        0 shares
WITH
                        9.    Sole Dispositive Power

                              1,710,076 shares (see Item 5)

                        10.   Shared Dispositive Power

                              0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       1,710,076 shares (see Item 5)

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       14.8%

14.    Type of Reporting Person

       IN

CUSIP No.  693344103          13D                    Page 3 of 11

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

     Ellen E. Robbins

2.    Check the appropriate box if a member of a group    (a) [ ]
                                                          (b) [x]
3.    SEC USE ONLY

4.    Source of Funds

      N/A

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

     United States

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY
OWNED BY                      300,000 shares (see Item 5)
EACH
REPORTING               8.    Shared Voting Power
PERSON
WITH                          0 shares

                        9.    Sole Dispositive Power

                              300,000 shares (see Item 5)

                        10.   Shared Dispositive Power

                              0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       300,000 shares (see Item 5)

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       2.7%

14.    Type of Reporting Person

       IN

     This Amendment No. 2 is filed by Charles H. Robbins and Ellen E. Robbins (collectively, the "Reporting Persons"), amends and supplements the statement of the Reporting Persons on
Schedule 13D (the "Schedule 13D") filed by the Reporting Persons together with Jack M. Mazur and Lynn Mazur, VACHR, Inc., a Virginia corporation, Michael D. Starr, Shamrock Investments, Charles P. Reilly and Michael E. Gallagher, relating to Common Stock, par value $.01 per share (the "Common Stock"), of PHP Healthcare Corporation, a Delaware corporation (the "Issuer").

Item 1.   Security and Issuer.

     This Schedule 13D relates to the Common Stock of the Issuer.
The address of the principal executive offices of the Issuer is 11440 Commerce Park Drive, Reston, Virginia 20191.

Item 2.   Identity and Background.

     This Schedule 13D is being jointly filed by Charles H. Robbins and Ellen E. Robbins. The Reporting Persons are husband and wife. Ellen E. Robbins is Trustee under Trust Indentures dated October 1, 1985, FBO Caroline H. Robbins, Charles H. Robbins, Grantor, and FBO Lee S. Robbins, Charles H. Robbins, Grantor. Until January 31, 1997, Mr. Robbins served as the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Robbins currently serves as an employee of the Issuer. The principal residential address of Mr. and Mrs. Robbins is 7720 Carlton Place, McLean, Virginia 22102. Mr. and Mrs. Robbins are citizens of the United States.

     During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not Applicable.

Item 4.   Purpose of the Transaction.

Stock Option Agreements

     On June 10, 1994, Mr. Robbins and the Issuer entered in to a stock option agreement (the "June 10th Stock Option Agreement") pursuant to the Issuer's 1986 Stock Option Plan granting him the option to acquire 540,000 shares of Common Stock at an exercise price equal to $6.075 per share. On November 18, 1994, Mr. Robbins and the Issuer entered in to a stock option agreement (the "November 18th Stock Option Agreement", together, with the June 10th Stock Option Agreement the "Stock Option Agreements") pursuant to the Issuer's 1986 Stock Option Plan granting him the option to acquire 250,000 shares of Common Stock at an exercise price equal to $11.875 per share. Such options granted in the Stock Option Agreements are subject to a vesting schedule wherein Mr. Robbins may exercise his right to purchase one-third of such shares upon the annual anniversary of each respective agreement. The options to purchase such shares terminate on the earlier of
(i) ten years from the grant date, or (ii) 90 days after the later of (x) the termination of the employee-employer relationship with the Issuer and (y) the resignation, removal or termination as an officer or director of the Issuer.

     The foregoing descriptions of the Stock Option Agreements are qualified in their entirety by the text of the Stock Option
Agreements, which are attached hereto as Exhibits 2.2 and 2.3 respectively and are incorporated herein by reference.

Employment Agreement

     On February 24, 1997, Mr. Robbins and the Issuer entered into the Employment Agreement (the "Employment Agreement"). Pursuant to the Employment Agreement, effective as of January 31, 1997, Mr. Robbins ceased to be an executive officer or a director, positions he held since 1976, but will be an employee of the Issuer until January 31, 1998.

A.   The Put Right

     Pursuant to the Employment Agreement, at any time prior to April 30, 1997, Mr. Robbins may require the Issuer to repurchase up to 200,000 shares of Common Stock from Mr. Robbins (the "Put Right"). Mr. Robbins is required to repay to the Issuer from proceeds of the Put Right (or by April 30, 1997 by use other funds if the Put Right is not exercised) the total principal and interest accrued from indebtedness incurred pursuant to the Issuer's Executive Loan Program and repayment for the cash value of split value life insurance policies transferred to Mr. Robbins.

B.   Standstill Provisions

     As part of the Employment Agreement, Mr. Robbins agreed to certain standstill provisions (the "Standstill Provisions"), which include, among other things, that until the earlier of January 31, 1999 or a change of control (as defined in the Employment Agreement) of the Issuer (the "Standstill Termination Date") the Reporting Persons will not, directly or indirectly,
(i) make any offer or proposal to acquire the securities or assets of the Issuer (ii) make, or in any way participate, in any solicitation of proxies or become a participant in any election contest, (iii) initiate or propose any stockholder proposals for submission to a vote of stockholders with respect to the Issuer or any of its affiliates, or propose any person for election to the Board of Directors of the Issuer or any of its affiliates, or propose the removal of any member of the Board of Directors of the Issuer or any of its affiliates, (iv) seek to control the management or policies of the Issuer or any of its affiliates, including, without limitation, taking any action to seek to obtain representation on the Board of Directors of the Issuer or any of its affiliates, (v) oppose (through any public means) any duly authorized action or recommendation of the Board of Directors of the Issuer, (vi) grant any proxy with respect to any securities to any person not designated by the Issuer, (vii) deposit any securities in a voting trust or similar arrangement,
(viii) form, join or participate in a "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act")) to take any actions otherwise prohibited by the Standstill Provisions or the Voting Restrictions (defined below) or (ix) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the Standstill Provisions.

C.   Voting Restrictions

     Under the Employment Agreement, until the Standstill Termination Date, the Reporting Persons agreed that in all matters requiring a vote by the holders of the Common Stock during the term of the Employment Agreement, the Reporting Persons will take such action as may be required so that all shares of Common Stock owned by them are voted, at their option, either (i) in accordance with the recommendation of the Board of Directors of the Issuer or (ii) pro rata in the same manner and proportion that votes of the stockholders of the Issuer have been cast (the "Voting Restrictions"). Additionally, the Reporting Persons will take all such action as is necessary during the term of the Employment Agreement to ensure that they shall be present, in person or by proxy, at all meetings of stockholders of the Issuer so that all Common Stock owned by the Reporting Persons shall be counted for purposes of determining the presence of a quorum at such meeting.

D.   Transfer Restrictions

     Pursuant to the Employment Agreement, the Reporting Persons agreed not to, directly or indirectly (subject to certain exceptions), sell, lend, transfer or otherwise dispose of more than 200,000 shares of Common Stock (in addition to any Common Stock sold to the Issuer pursuant to the Put Right) prior to November 1, 1997. Furthermore, the Reporting Persons agreed (subject to certain exceptions), until the Standstill Termination Date not to, directly or indirectly, sell, lend, transfer or otherwise dispose of their shares of Common Stock to any person which, to their knowledge, would beneficially own more than one percent of the Issuer's Common Stock after such transfer.

E.   Registration Rights

     In connection with the Employment Agreement, the Issuer, the Reporting Persons, Ellen E. Robbins, Trustee Under Trust Indenture dated October 1, 1985, FBO Caroline H. Robbins, Charles
H. Robbins, Grantor, Ellen E. Robbins, Trustee Under Trust Indenture dated October 1, 1985, FBO Lee S. Robbins, Charles H. Robbins, Grantor and Charles B. Robbins entered into the Registration Rights Agreement dated February 24, 1997 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer has granted to the Reporting Persons and their affiliates certain demand and piggyback registration rights, subject to and upon the terms and conditions set forth therein. In addition, the Issuer agrees to pay certain registration expenses in connection with the exercise of such registration rights. The Reporting Persons' may exercise one demand for a shelf registration of up to 500,000 shares of Common Stock immediately, and at any time after nine months but prior to two years after the date of the Registration Rights Agreement are eligible for up to two additional demand registrations.

     The foregoing descriptions of the Employment Agreement and the Registration Rights Agreement are qualified in their entirety by the text of the Employment Agreement and the Registration Rights Agreement, which are attached hereto as Exhibits 2.4 and
2.5 respectively and are incorporated herein by reference.

     Pursuant to the provisions of the Registration Rights
Agreement, the Reporting Persons have requested that a shelf registration statement covering 500,000 shares of Common Stock held by the Reporting Persons and held by, or in trust for, their children be filed by the Issuer.

     The shares of Common Stock beneficially owned by the Reporting Persons were acquired by the Reporting Persons for investment purposes. The Reporting Persons will continue to evaluate their potential investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects; general economic and industry conditions; the securities markets in general and those for the Issuer's securities in particular; as well as the Reporting Persons personal liquidity requirements and other developments and investment opportunities. Based upon such evaluation, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. Subject to the Standstill Provisions of the Employment Agreement, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of their investment in the Issuer, either in open market or privately negotiated transactions.

Item 5.   Interest in Securities of the Issuer.

     Charles H. Robbins beneficially owns 1,710,076 shares of Common Stock, including 526,667 shares which Mr. Robbins can acquire upon the exercise of options granted by the Issuer pursuant to the Stock Option Agreements. The 1,710,076 shares do not, however, include shares owned by Ellen E. Robbins, individually and as trustee, described below, or 139,000 shares beneficially owned by Charles H. Robbins' son, Charles B. Robbins. The 1,710,076 shares beneficially owned by Mr. Robbins represent approximately 14.8% of the outstanding Common Stock of the Issuer. Charles H. Robbins has sole voting and dispositive power with respect to such shares. The filing of this statement by Charles H. Robbins shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Ellen
E. Robbins or Charles B. Robbins.

     Ellen E. Robbins, individually and as trustee under trusts established by Charles H. Robbins for the benefit of Caroline H. Robbins and Lee S. Robbins, beneficially owns 300,000 shares of Common Stock, which represent approximately 2.7% of the outstanding Common Stock of the Issuer. Ellen E. Robbins has sole voting and dispositive power with respect to such shares. The filing of this Schedule 13D by Ellen E. Robbins should not be construed as an admission that she is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Charles H. Robbins or Charles
B. Robbins.

     In the aggregate, Charles H. Robbins and Ellen E. Robbins
(individually and as trustee) beneficially own 2,010,076 shares of Common Stock, which represent approximately 17.4% of the outstanding Common Stock of the Issuer.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Not Applicable

Item 7.   Items to be Filed as Exhibits

Exhibit   Description

2.1       Consent to Joint Filing of Schedule 13D

2.2       Stock Option Agreement dated June 10, 1994 between
          Charles H. Robbins and the PHP Healthcare Corporation

2.3       Stock Option Agreement dated November 18, 1994 between
          Charles H. Robbins and the PHP Healthcare Corporation

2.4 Employment Agreement dated February 24, 1997 by and between Charles H. Robbins and the PHP Healthcare
          Corporation

2.5 Registration Rights Agreement dated February 24, 1997 by and among PHP Healthcare Corporation, Charles H. Robbins, Ellen E. Robbins, Ellen E. Robbins, Trustee Under Trust Indenture dated October 1, 1985, FBO Caroline H. Robbins, Charles H. Robbins, Grantor, Ellen
          E. Robbins, Trustee Under Trust Indenture dated October 1, 1985, FBO Lee S. Robbins, Charles H. Robbins, Grantor and Charles B. Robbins

                           SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Date:  February 26, 1997

                                   /s/ Charles H. Robbins
                                   Charles H. Robbins


Date:  February 26, 1997


                                   /s/ Ellen E. Robbins
                                   Ellen E. Robbins

                               EXHIBIT INDEX

Exhibit   Description

2.1       Consent to Joint Filing of Schedule 13D

2.2 Stock Option Agreement dated June 10, 1994 between Charles H. Robbins and the PHP
          Healthcare Corporation

2.3       Stock Option Agreement dated November 18,
          1994 between Charles H. Robbins and the PHP
          Healthcare Corporation

2.4 Employment Agreement dated February 24, 1997 by and between Charles H. Robbins and the PHP
          Healthcare Corporation

2.5       Registration Rights Agreement dated February
          24, 1997 by and among PHP Healthcare
          Corporation, Charles H. Robbins, Ellen E.
          Robbins, Ellen E. Robbins, Trustee Under
          Trust Indenture dated October 1, 1985, FBO
          Caroline H. Robbins, Charles H. Robbins,
          Grantor, Ellen E. Robbins, Trustee Under
          Trust Indenture dated October 1, 1985, FBO
          Lee S. Robbins, Charles H. Robbins, Grantor and Charles B. Robbins